news release

Zi Corporation Names Michael D. Donnell
Chief Executive Officer

CALGARY, AB, November 19, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that veteran wireless industry executive Michael D. Donnell has been promoted to President and Chief Executive Officer of Zi Corporation, effective immediately. Donnell, 44, joined Zi Corporation last July as President and Chief Operating Officer.

        Donnell, a veteran of more than 18 years in senior management in the wireless industry, replaces Michael E. Lobsinger, the Company's founder and Chief Executive Officer for 10 years, as CEO although Lobsinger will continue as Chairman of the Board of Directors.

        "I made the decision to promote Mike because in his short tenure at Zi he has demonstrated considerable insight into the needs of the global wireless carrier market and our business," Lobsinger said. "As our President and Chief Operating Officer, Mike played a key role in the significant operational progress we have made over the last four months. As our recent third quarter results demonstrated, Zi is growing substantially and is well positioned for an excellent future."

        Donnell's vision of establishing Zi as the market leader in predictive text technology and leveraging that technology into new applications and markets within the wireless industry has had an immediate and positive impact on Zi's operations, Lobsinger said.

        "Because we share the same vision for the Company and the same commitment to building a growing and profitable business, Mike's transition into his new role has been seamless," Lobsinger added.

        Donnell came to Zi after spending nearly three years as a consultant and senior counsel to a number of leading wireless infrastructure and software firms. Before that, Donnell was CEO of Cellular One in San Francisco and led that company through its successful merger with AT&T. Prior to Cellular One, Donnell served 15 years in various senior management capacities at PageNet.

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com